UMAX GROUP CORP.

Stawisinskiego 4G/78, Torun, 87-100, Poland

Phone: + 48 601 212 388,

umax.group.pl@gmail.com

August 8, 2011

United States

Securities and Exchange Commission

Washington, DC 20549

ATTENTION: Angie Kim

Re: Umax Group Corp.

       Amendment #2 to

       Registration Statement on Form S-1

       Filed on: July 19, 2011

       File No. 333 -174334

Dear Ms. Kim:

In response to your letter dated August 1, 2011 which included comments regarding our Amendment #2 to Registration Statement on Form S-1 filed on July 19, 2011, we have prepared the following responses:

General

1. We note your response to comment two in our letter dated July 11, 2011 that the “substantive steps” you have taken in furtherance of your business plan include executing a contract, identifying some distributors and researching delivery methods. With a view to providing investors an understanding of your planned operations in sufficient detail, please enhance your disclosure of the distributors you have identified, delivery methods researched and all other steps taken in furtherance of your business plan. Alternatively, please disclose your status as a blank check company and the meaning of that designation, as well as comply with Rule 419 of the Securities Act of 1933.

Response:  In response to this comment we enhanced our disclosure of the distributors we have identified, delivery methods researched and other steps taken in furtherance of our business plan:

Page 22:

We have identified number or distributors in Canada and USA:

Canada:

Conrad Amusement, Gilchrist Games, Pacific Vend Distributing, Starburst Coin.

USA:

Weiner Distributing, Colorado Game Exchange, Discount Arcade Distributing, Birmingham Vending, K&K Sales, Lieberman Companies, Grater America Distributing.

Page 22:

Umax Group have entered into preliminary talks with several large operators (AMA Distributors, CH Amusement, North Gate Amusement) in order to evaluate feasibility of joint venture operation of our product in large numbers as an alternative to doing sales alone. Via internet, yellow pages and arcade game associations we have found that USA has approximately 40-45 distributors and Canada 10-14 distributors that distribute arcade equipment.

We found all the necessary sources to promote and sell our products :

- Two Expo shows (AMOA - Las Vegas, March 14-16/2012 and  IAAPA - Orlando, FL, October 16-20/2012))

- Two major advertising magazines(Play Magazine, Replay Magazine)

- Some of the distributors (Game Exchange of Colorado, Jade Distributor and Game Trade Distributions) agreed to place our machines in their show rooms.

Page 22:

We have identified two delivery methods:

First and the quickest one: 6-8 days delivery by air. We have two companies that we intend to use: Lot Polish Air Lines and KLM. In case when we ship by air we will use standard pallets which can fit only one game and the price to New York airport from Poland is approximately $500-$600 per pallet. This option will be used only in case when customer will require products urgently. Name of the broker company that will arrange all the shipping's for us is "Kuehne Nagel". This is well known company all around the world that gave as best pricing with regards to time, quality and safety of shipment. They do not require permanent agreement; standard agreement will be signed every time we ship.

Second option is by sea and will be used most of the time. It takes 20-25 days to deliver to port of New York. We will be using the same broker, "Kuehne + Nagel".

Prices:

20 Foot container - $3700 - $4200

40 Foot container - $4600- $5000

20 Foot container can fit 20-25 units , depends on a kind.

40 Foot container can fit 40-50 units , depends on a kind.

Management’s Discussion and Analysis or Plan of Operation, page 15

Plan of Operation, page 15

Establish relationship with Distributors and Operators, page 16

2. We note your response to comment five in our letter dated July 11, 2011 and the related revisions in your filing that “[y]our main clients are distributors but in some areas there are no distributors so [you] will sell directly to arcade games operators or business owners (e.g. bar owners, night club owners etc.).” For the “areas” where there are no distributors, please clarify how you plan to target and market these areas.

Response:  In response to this comment we clarified how we plan to target and market these areas:

   As well we are going to target states that do not have distributors. There are lists of all distributors and their location on the following web pages you can see. That is how we can identify areas that have no distributors:

- http://randyfromm.com/amusements/yellowpages/dist.htm

- http://shelti.com/pdf/Shelti-Coin-Op-Distributors.pdf

- http://www.coinoptoday.com/yp/company.php

In places with no distributors we are planning to market our products using following resources:

- Internet advertising (Google AdSence)

- Magazine advertising (Play Meter, Replay magazine)

- Expo Show (AMOA, IAAPA)

- Yellow pages (call center)

Description of Business, page 20

Marketing, page 21

Major Operators, page 22

3. We note your response to comment nine in our letter dated July 11, 2011 and the related revisions in your filing that in selling your machines, you make a “profit only once, with machine placed at the location and with period of time 2-3 years [you] can make profit 10-15 time more than from one time sale. To play a game it cost an user $0.5-1.00, on average machine makes $400-600 per month [sic].” Please enhance your disclosure of the type of arrangements you intend to enter into with your distributors and operators such that you will profit from both machine sales and machine operations and, in doing so, explain to us how you have arrived at your estimates that you will generate profits from operations at a rate of 10-15 times more than your rate of sales.

Response:  In response to this comment we enhanced our disclosure of the type of arrangements we intend to enter into with our distributors and operators:

The idea of an arcade game, such as "Boxer", Rocket Launcher" or "Space Hockey" is to be placed in high traffic venues by operators, who buy this kind of games from distributor/manufacturer. Our goals are: first is to sell products to distributors and second is to place our products in suitable locations on a revenue share bases.

We have identified a number of major national operators of amusement equipment that we are planning to work with. Umax Group have entered into preliminary talks with several large operators (AMA Distributors, CH Amusement, North Gate Amusement) with view to evaluate feasibility of joint venture operation of our product as an alternative to doing sales alone. We found their listing on the internet and through referrals given to us by distributors. Working with such operators would provide opportunity of mass placement of the product while receiving revenue over a long period of time, as opposed to one-time sales. We are planning (depends on the state) to have one or two distributor in each state. There are number of states that have no arcade game distributors (e.g. New Mexico, North Dakota, Vermont etc.). In this case we can sell to operators directly or have "Profit share" agreement with them. "Profit Share" agreement is an agreement where we will provide equipment and operator will provide location. Instead of selling products to operators we can place them in locations provided by operators and share revenue with them. When we sell machine we make profit only once, with machine placed at the location it can generate more profit over time. To play a game it cost a user $0.5-1.00. By surveying a number of distributors and operators we estimate pay back on investment of $4000-$6000-(average price per machine), on average is 8-12 month. After 2-3 years of profit sharing we can still sell these used machines with 25-35% discount, which is still higher than our cost.  During this period machines will generate: $10000 -$15000, half of which will be our earnings under the "Profit Share" Agreement. After 2-3 years machine can be sold or moved to a new location or be replaced with different kind. It is necessary to alternate machines from time to time to insure that people are not getting disinterested with the same game. (e.g. "Boxer" exchange with "Space hockey").

Placing machines with distributors /operators will also provide information on how each game performs at a particular location and provide feedback for improvement of the game.

Exhibit 23

4. We note your response to comment 12 in our letter dated July 11, 2011. We reissue this comment. In this regard, we note you have not filed on EDGAR a copy of the auditor’s updated consent to the use of their audit report. Please note that the Staff believes a new consent is required with an amendment if an extended period of time passes since the last filing. An extended time is generally any period which is more than 30 days.

Response:  In response to this comment we filed updated auditor’s consent letter.

Please direct any further comments or questions you may have to us at umax.group.pl@gmail.com or to the company's legal counsel Mr. Luis Carrillo at:

Carrillo, Huettel & Zouvas, LLP

3033 Fifth Ave. Suite 400

San Diego, CA 92103

TEL: 619.546.6100

FAX: 619.546.6060

Email: lcarrillo@chzllp.com

Thank you.

Sincerely,

/S/ Rafal Lewandowski

Rafal Lewandowski, President

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